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EMAIL:  AFREEDMAN@OLSHANLAW.COM

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August 15, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLung, Inc. PREC14A filed by Steven C. Eror et al. Filed August 6, 2018 File No. 001-38362

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 13, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Steven C. Eror (together with the other participants in the solicitation, the “Stockholder Group”), and we provide the following responses on the Stockholder Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

General

1.	Please advise us as to how the Company’s recently announced appointment of a fifth member to the Company’s board may alter your proposal to elect eight nominees to the board.

The Stockholder Group acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s recently announced appointment of a fifth member to the Company’s Board will not alter the Stockholder Group’s proposal to elect eight nominees to the Board. However, Proposal 2, the Board Size Proposal, has been revised accordingly such that, if approved, the maximum range and size of the Board would be increased to thirteen (13) members to provide the number of vacancies required to elect eight nominees to the Board.

2.	The filing appears to contain inconsistent statements regarding when Mr. Eror will deliver or has delivered his written consent in favor of the Proposals. Please clarify.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

The Stockholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly to state that Mr. Eror intends to deliver his written consent in favor of the Proposals on August 17, 2018.

3.	Disclosure on each of pages 2, 8, and 20 indicates that “we intend to set [September 28], 2018 as the goal for submission of written consents.” Please elaborate on the purpose of this goal and the significance of the projected September 28 date vis-à-vis the disclosed deadline date of October 12, 2018.

The Stockholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly to provide clarification for setting September 28, 2018 as the goal date for submission of written consents and to elaborate on the purpose of this goal and the significance of the projected September 28 date vis-à-vis the disclosed deadline of October 12, 2018.

The Stockholder Group has also revised the Consent Statement to change the disclosed deadline from October 12, 2018 to October 16, 2018. Mr. Eror intends to deliver his written consent to the Company on August 17, 2018. In order for the Proposals to be effective, properly completed unrevoked written consents must be delivered to the Company within sixty (60) days of the earliest dated written consent delivered to the Company. Please see pages 2, 8, and 20.

Reasons for Our Solicitation, page 10

4.	The disclosure here and elsewhere describes a sequence of events that involved first the Board voting to terminate Mr. Eror’s employment for cause, followed the next day by the resignation of five out of seven of the Company’s directors. Please elaborate as to why a majority of directors resigned in the wake of what was presumably a majority Board vote to dismiss Mr. Eror.

The Stockholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly to provide what the Stockholder Group believes is the reason that a majority of directors resigned in the wake of the Board vote to dismiss Mr. Eror. Please see page 10.

Consent Procedures, page 20

5.	The disclosure states that “[a]n executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective.” Please describe whether the Participants will make a public statement if and when they deliver to the Company written consents signed by a sufficient number of stockholders to take action. Please also describe the impact of an attempted revocation during the period immediately following such delivery of written consents to the Company.

The Stockholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly to clarify that the Participants will make a public statement if and when they deliver to the Company written consents signed by a sufficient number of stockholders to take the proposed actions. The Stockholder Group has also revised the Consent Statement to describe the impact of an attempted revocation during the period immediately following such delivery of written consents to the Company. Please see page 20.

6.	We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

The Stockholder Group acknowledges the Staff’s comment and advises the Staff that the reference to telegraph has been deleted.

Form of Proxy

7.	Please refer to the following disclosure: “If no box is marked for a proposal, the undersigned will be deemed to consent to such proposal….” Please revise this statement to conform to the standards specified in Rule 14a-4(b), or advise.

The Participants acknowledge the Staff’s comment and have revised the Form of Proxy to include the following language: “IF NO BOX IS MARKED FOR A PROPOSAL, THE PARTICIPANTS IN THIS SOLICITATION WILL USE THEIR DISCRETIONARY AUTHORITY TO TREAT THIS CONSENT CARD AS A CONSENT TO SUCH PROPOSAL, EXCEPT THAT THIS CONSENT CARD SHALL NOT BE TREATED AS A CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. WE RECOMMEND THAT YOU CONSENT TO PROPOSALS 1-4.”

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc: Steven C. Eror